ADURO CLEAN TECHNOLOGIES INC.
542 Newbold St.
London, Ontario N6E 2S5, Canada

May 8, 2024

CONFIDENTIAL SUBMISSION

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Mesdames:

Re: Confidential Submission of Aduro Clean Technologies Inc. (the "Company") Amendment #1 of Draft Registration Statement on Form F-1

Further to your letter to us dated April 30, 2024, the Company hereby submits Amendment #1 of the draft Registration Statement on Form F-1 (the "Amended Draft Registration Statement"), which includes a signed audit report and interim financial statements for the nine-month period ended February 29, 2024.

If you have any questions regarding the Amended Draft Registration Statement, please contact the Company's legal counsel: Clark Wilson LLP, Attention: Andrew Stewart by phone at (604) 891-7700 or via email at astewart@cwilson.com.

ADURO CLEAN TECHNOLOGIES INC.

/s/ Ofer Vicus
Ofer Vicus
Chairman, Chief Executive Officer and Director